Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

April 10, 2023

VIA EDGAR

Mr. Stephen Kim

Mr. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Amendment No.1 to Shell Company Report on Form 20-F
File No. 001-38235

Dear Mr. Shenk and Mr. Kim,

This letter sets forth the Company’s responses to the comments contained in the letter dated April 5, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s shell company report on Form 20-F filed with the Commission on June 16, 2022 (the “Shell Company Report”) and Amendment No. 1 to the Shell Company Report filed on March 27, 2023 (the “Amendment No. 1”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Shell Company Report.

The Company greatly appreciates the Staff’s continued support and prompt feedback on the Amendment No. 1, and looks forward to receiving the Staff’s further feedback, if any, as soon as possible, as the Company plans to file its annual report on Form 20-F for the year ended December 31, 2022 soon before the filing deadline.

Amendment No.1 to Shell Company Report on Form 20-F Filed March 27, 2023

Dada Auto Inc.

Notes to the Combined Financial Statements

1. Restatement of Previously Issued Consolidated Financial Statements, page F-46

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

1.
You list ten individual restatement matters that underlie the restatement adjustments. For each individual restatement matter, please address the following:
•
Clearly disclose whether it is due to an error or a change in accounting policies or estimates to the extent that it currently is not.
•
Revise to provide all required disclosures in accordance with IAS 8 for each respective type of change (e.g. an error, a change in accounting policies or estimates).

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures under “Note 1. Restatement of Previously Issued Consolidated Financial Statements” on pages F-46 to F-52 of the Amendment No.1 to Shell Company Report on Form 20-F, to read as follows:

“NaaS Technology Inc. has restated its Combined Statements of Financial Position as of December 31, 2021 and 2020, Combined Statements of Loss and Other Comprehensive Loss, Changes in Equity and Cash Flows for each of the fiscal years ended December 31, 2021 and 2020, included in the Shell Company Report on Form 20-F, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2022 (the “Original 20-F”). Original 20-F should no longer be relied upon due to material misstatements of one or more of the following categories in all or certain of these periods as described below.

The “Group” means (i) prior to the completion of the Restructuring, subsidiaries and VIEs of Newlink that provided EV charging services in China, and (ii) upon and after the completion of the Restructuring, Dada Auto and its subsidiaries, and for the period during which Dada Auto maintained VIE arrangements with Kuaidian Power (Beijing) New Energy Technology Co., Ltd as the VIE, also the VIE.

Description of Restatement Adjustments

The following major restatement adjustments are due to errors, and the Group has made the necessary accounting corrections to restate its combined financial statements.

Revenues

(1)
Presentation of gross revenues, incentive to end-users and net revenues:

Revenues from online EV charging solutions were improperly presented as gross revenues, incentive to end-users and net revenues in the Statements of Loss. The Group has deleted the relevant line items related to gross revenues and incentives to end-users in the Statements of Loss and notes to the combined financial statements, to be consistent with its recognition and measurement policy for each class of revenues. There was no impact to net loss related to this correction.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

(2)
Revenue recognition of membership program:

For the membership program (“VIP membership”), certain users pay in advance for VIP membership services which provide members with various membership benefits, including a specified number of cash coupons and incremental discounts that may be applied against payments for charging services over the membership period. Previously, each cash coupon and incremental discount were not correctly identified as material rights in accordance with IFRS 15.B39-B40, and the payment from VIP members are recognized on a straight-line basis over the membership period as a reduction to its selling and marketing expenses.

The Group has revised to identify the following performance obligations from the VIP membership services: each cash coupon and each incremental discount on charging services represent a separate material right. Consideration is allocated to the performance obligations based on their relative standalone selling prices. The payments from VIP customers are deferred and initially recorded as contract liabilities in the combined balance sheets. The Company recognizes revenue from each material right when each cash coupon or incremental discount is redeemed or consumed by the member or when the right is expired.

This correction increased both net revenues from online EV charging solutions and the selling and marketing expenses, by the amount of RMB0.3 million and RMB7.9 million for the fiscal years ended December 31, 2020 and 2021, respectively. There was no significant impact to net loss related to this correction.

(3)
Revenue recognition of full station operation:

For the revenue from its full station operation, the Group leases certain EV charging stations from the lessor. For these arrangements, the Group controls and operates the EV charging stations, and has determined that it is the principal in relation to the EV charging service as the Group controls the specified EV charging service before it is transferred to the EV drivers who are the Group’s customers. Previously, the electricity provided by the power grid was incorrectly considered as a separate performance obligation where the Group is treated as an agent, and the electricity fees paid/payable to the power grid were incorrectly netted against the full station operation revenue.

The Group has revised to determine that its EV charging station together with the electricity provided by the power grid forms a single integrated performance obligation under IFRS 15.29(a), over which it controls prior to transferring to the EV drivers. Specifically, the Group contracts with the power grid to direct the use of the power before transferring it to the customer. Accordingly, the electricity costs payable to the power grid are an input to the Group’s combined output and shall be recorded as cost of revenues, rather than netted against the full station operation revenue.

This correction increased both net revenues from offline EV charging solutions and cost of revenues, by the amount of RMB8.0 million for the fiscal year ended December 31, 2021. There was no impact to net loss related to this correction.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Operating costs and other Statements of Loss line items

(4)
Recognition of share-based compensation related to the share awards granted by Newlink to certain employees

The Group’s EV charging service business was historically part of Newlink’s businesses and conducted by Newlink and its consolidated entities at the time. Prior to the completion of the Restructuring, Newlink granted options to certain of its employees associated with the EV charging business, which employees were subsequently transferred to the Group as part of the Restructuring. Previously, the share-based compensation related to such share awards was not recorded by the Group.

The understatement of share-based compensation in 2021 was approximately RMB10.8 million, including RMB0.1 million of cost of revenues, RMB3.9 million of selling and marketing expenses, RMB6.3 million of administrative expenses and RMB0.5 million of research and development expenses. The Group has also revised to credit to additional paid in capital and updated the disclosure of related party transactions accordingly.

(5)
Value-added Tax (“VAT”) related corrections

The Group corrected certain VAT-related balances by revising the estimation method of the recoverability of uncollected input VAT receipts from the charging station operators (which is recorded in prepayments, other receivables and other assets) and adjusting previously recognized provision. Previously, the Group did not properly estimate the impairment of uncollected input VAT receipts and full provision was made for all uncollected input VAT receipts with an aging over certain days, which did not reflect reasonable and supportable information available at the reporting date.

Therefore, the Group has determined that previous estimation of recoverability of uncollected input VAT receipts was not appropriate. The Group has revised to estimate the recoverability of uncollected input VAT receipts by considering the historic collection experience of input VAT receipts from the operators and other factors that may affect the operators’ capability to issue input VAT receipts.

These VAT related restatement adjustments decreased cost of revenues by the amount of RMB6.0 million and RMB7.8 million for the fiscal years ended December 31, 2020 and 2021, respectively. These VAT related restatement adjustments also decreased the provision of uncollected input VAT receipts (which is recorded in prepayments, other receivables and other assets) accordingly, as illustrated in the restatement reconciliation tables set forth below.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

(6)
Income tax related corrections

The Group has revised to record IFRIC 23 provisions on corporate income tax to reflect the effects of uncertainty in determining its taxable profit under applicable tax law, which was omitted in its original financial statements. The Group has also revised to derecognize all of its deferred tax assets as it was not probable due to its cumulative losses history that taxable profit will be available against which the deductible temporary difference can be utilized. These corrections increased income tax expenses by the amount of RMB1.4 million and RMB4.9 million for the fiscal years ended December 31, 2020 and 2021, respectively, increased income tax payable (which is recorded in other payables and accruals) by the amount of RMB1.4 million and RMB6.0 million as of December 31, 2020 and 2021, respectively, decreased deferred tax assets by the amount of RMB9 thousand and RMB0.3 million as of December 31, 2020 and 2021, respectively.

(7)
Reclassification of certain line items in Statements of Loss

The Group has revised to correct certain classification errors in its Statements of Loss, mainly including the reclassification of platform service fee, bandwidth expenses and server custody costs from research and development expenses to cost of revenue, as it relates to generation of revenues, the reclassification of impairment on trade receivables from other loss into administrative expenses, and the reclassification of personnel cost within operating costs according to the accurate personnel function information.

These reclassification corrections decreased other loss by the amount of RMB0.3 million and RMB1.5 million, increased cost of revenues by the amount of RMB4.0 million and RMB11.4 million, decreased selling and marketing expenses by the amount of RMB0.7 million and RMB1.3 million, decreased administrative expenses by the amount of RMB0.4 million and RMB1.8 million, decreased research and development expenses by the amount of RMB2.9 million and RMB6.8 million, and increased finance costs by the amount of RMB0.3 million and RMB0.1 million, for the fiscal years ended December 31, 2020 and 2021, respectively. There was no impact to net loss related to these reclassification corrections.

(8)
Lease and other miscellaneous errors in Statements of Loss

Previously, the Group used the benchmark interest rate issued by the People’s Bank of China to measure the lease liabilities. The Group has revised to correct the discount rate used to measure the lease liabilities based on the Group’s actual incremental borrowing rate. The Group also identified and corrected certain other miscellaneous errors in its Statements of Loss.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

These corrections in aggregate increased the Group’s net loss by the amount of RMB0.3 million and RMB0.3 million for the fiscal years ended December 31, 2020 and 2021, respectively. The amount of financial statements line items affected by these corrections are illustrated in the restatement reconciliation tables set forth below.

Balance sheet line items

(9)
The Group has revised to reclassify certain balance sheet line items, including reclassifying balances related to sales of charging piles from prepayments, other receivables and other assets to trade receivables, and balances related to payables to charging stations from other payables and accruals to trade payables, mainly because those balances were related to trading activities with customers and suppliers. The amount of financial statements line items affected by these corrections are illustrated in the restatement reconciliation tables set forth below.
(10)
The Group has revised to correct the contributions from Newlink by increasing other payable and accruals, and decreasing additional paid in capital by an amount of RMB3.1 million as of December 31, 2021, according to the settlement agreement between the Group and Newlink.

Cash flows line items

(11)
The Group has revised to correct cash flows generated from shareholder contribution because part of the contribution was made by the shareholder bearing expenditure instead of direct capital injection in cash. The Group has also revised to correct certain cash flow errors related to lease accounting. The amount of financial statements line items affected by these corrections are illustrated in the restatement reconciliation tables set forth below.

Supplemented disclosures

(12)
The Group has revised to disclose all required information of share capital in accordance with IAS 1.79.
(13)
The Group has revised to supplement disclosures related to contract balances. In accordance with paragraphs 116 through 118 of IFRS 15, the Group has revised to disclose all required contract balances information in notes to the combined financial statements.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

The net effect of these restatement adjustments on the Combined Statements of Loss and Other Comprehensive Loss was to decrease net loss by RMB4.3 million and to increase net loss by RMB8.2 million for the fiscal years ended December 31, 2020 and 2021, respectively:

	12 Months Ended
Decrease/(Increase) in net loss:	Dec 31, 2020	Dec 31, 2021
(4) Share-based compensation related to the share awards granted by Newlink	—	(10,788)
(5) VAT related corrections	6,019	7,814
(6) Income tax related corrections	(1,432)	(4,920)
(8) Lease and other miscellaneous errors in Statements of Loss	(302)	(258)
Decrease/(Increase) in net loss	4,285	(8,152)

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Restatement Reconciliation Tables

Combined Statements of Financial Position

	As of December 31, 2020
	As Filed		Restatement Adjustments		As Restated
	RMB’000		RMB’000		RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,665		—		3,665
Trade receivables	—		4,824	(9)	4,824
Prepayments, other receivables and other assets	44,693		5,166	(5) (9)	49,859
Total current assets	48,358		9,990	(5) (9)	58,348
Non-current assets
Right-of-use assets	19,237		(924)	(8)	18,313
Financial assets at fair value through profit or loss	—		—		—
Property, plant and equipment	—		—		—
Deferred tax assets	9		(9)	(6)	—
Total non-current assets	19,246		(933)	(6) (8)	18,313
Total assets	67,604		9,057	(5) (6) (8) (9)	76,661
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	4,216		(281)	(8)	3,935
Trade payables	—		4,320	(9)	4,320
Other payables and accruals	39,234		713	(6) (9)	39,947
Total current liabilities	43,450		4,752	(6) (8)	48,202
Non-current liabilities
Non-current lease liabilities	14,390		(489)	(8)	13,901
Total non-current liabilities	14,390		(489)	(8)	13,901
Total liabilities	57,840		4,263	(6) (8)	62,103
EQUITY
Combined capital	—	*	—		—	*
Additional paid in capital	147,986		—		147,986
Accumulated losses	(138,222)		4,794	(5) (6) (8)	(133,428)
Total equity	9,764		4,794	(5) (6) (8)	14,558
Total equity and liabilities	67,604		9,057	(5) (6) (8) (9)	76,661

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Combined Statements of Financial Position

	As of December 31, 2021
	As Filed		Restatement Adjustments		As Restated
	RMB’000		RMB’000		RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,726		(237)		8,489
Trade receivables	740		37,716	(9)	38,456
Prepayments, other receivables and other assets	117,498		(11,665)	(5) (9)	105,833
Total current assets	126,964		25,814	(5) (9)	152,778
Non-current assets
Right-of-use assets	20,554		(788)	(8)	19,766
Financial assets at fair value through profit or loss	5,000		—		5,000
Property, plant and equipment	548		—		548
Deferred tax assets	337		(337)	(6)	—
Total non-current assets	26,439		(1,125)	(6) (8)	25,314
Total assets	153,403		24,689	(5) (6) (8) (9)	178,092
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	8,061		(994)	(8)	7,067
Trade payables	437		16,435	(9)	16,872
Other payables and accruals	107,440		4,708	(6) (8) (9) (10)	112,148
Total current liabilities	115,938		20,149	(6) (8) (9) (10)	136,087
Non-current liabilities
Non-current lease liabilities	12,396		170	(8)	12,566
Total non-current liabilities	12,396		170	(8)	12,566
Total liabilities	128,334		20,319	(6) (8) (9) (10)	148,653
EQUITY
Combined capital	—	*	—		—	*
Additional paid in capital	415,601		7,728	(4) (10)	423,329
Accumulated losses	(390,532)		(3,358)	(4) (5) (6) (8)	(393,890)
Total equity	25,069		4,370	(5) (6) (8) (10)	29,439
Total equity and liabilities	153,403		24,689	(5) (6) (8) (9)	178,092

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Combined Statements of Loss and Other Comprehensive Loss

	Year ended December 31, 2020
	As Filed	Restatement Adjustments		As Restated
	RMB’000	RMB’000		RMB’000
Net Revenues from Online EV Charging Solutions	5,124	331	(2)	5,455
Net Revenues from Offline EV Charging Solutions	565	—		565
Net Revenues from Non-Charging Solutions and Other Services	143	—		143
Net Revenues	5,832	331	(2)	6,163
Other (losses)/ gains, net	(19)	338	(7)	319
Operating costs
Cost of revenues	(8,625)	2,078	(5) (7) (8)	(6,547)
Selling and marketing expenses	(47,214)	756	(2) (7) (8)	(46,458)
Administrative expenses	(11,755)	(201)	(7) (8)	(11,956)
Research and development expenses	(20,448)	2,804	(7) (8)	(17,644)
Total operating costs	(88,042)	5,437	(2) (5) (7) (8)	(82,605)
Operating loss	(82,229)	6,106	(5) (7) (8)	(76,123)
Finance income/(costs)	89	(389)	(7) (8)	(300)
Net loss before income tax	(82,140)	5,717	(5) (8)	(76,423)
Income tax expenses	(42)	(1,432)	(6)	(1,474)
Net loss	(82,182)	4,285	(5) (6) (8)	(77,897)
Net loss attributable to:
Equity holders of the Company	(82,182)	4,285	(5) (6) (8)	(77,897)
	(82,182)	4,285	(5) (6) (8)	(77,897)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company
(Expressed in RMB per share)
Basic loss per share	(55,906)	2,915	(5) (6) (8)	(52,991)
Diluted loss per share	(55,906)	2,915	(5) (6) (8)	(52,991)
Net loss	(82,182)	4,285	(5) (6) (8)	(77,897)
Total comprehensive loss	(82,182)	4,285	(5) (6) (8)	(77,897)
Total comprehensive loss attributable to:
Equity holders of the Company	(82,182)	4,285	(5) (6) (8)	(77,897)
	(82,182)	4,285		(77,897)

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Combined Statements of Loss and Other Comprehensive Loss

	Year ended December 31, 2021
	As Filed	Restatement Adjustments		As Restated
	RMB’000	RMB’000		RMB’000
Net Revenues from Online EV Charging Solutions	10,104	7,881	(2)	17,985
Net Revenues from Offline EV Charging Solutions	7,060	8,042	(3)	15,102
Net Revenues from Non-Charging Solutions and Other Services	610	(244)	(8)	366
Net Revenues	17,774	15,679	(2) (3) (8)	33,453
Other (losses)/ gains, net	(1,402)	1,540	(7)	138
Operating costs
Cost of revenues	(18,863)	(10,724)	(3) (4) (5) (7) (8)	(29,587)
Selling and marketing expenses	(183,165)	(10,175)	(2) (4) (7) (8)	(193,340)
Administrative expenses	(28,458)	(6,000)	(4) (7) (8)	(34,458)
Research and development expenses	(37,158)	6,905	(4) (7) (8)	(30,253)
Total operating costs	(267,644)	(19,994)	(2) (3) (4) (5) (7) (8)	(287,638)
Operating loss	(251,272)	(2,775)	(4) (5) (7) (8)	(254,047)
Finance costs	(640)	(457)	(7) (8)	(1,097)
Net loss before income tax	(251,912)	(3,232)	(4) (5) (8)	(255,144)
Income tax expenses	(398)	(4,920)	(6)	(5,318)
Net loss	(252,310)	(8,152)	(4) (5) (6) (8)	(260,462)
Net loss attributable to:
Equity holders of the Company	(252,310)	(8,152)	(4) (5) (6) (8)	(260,462)
	(252,310)	(8,152)	(4) (5) (6) (8)	(260,462)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company
(Expressed in RMB per share)
Basic loss per share	(50,462)	48,627	(4) (5) (6) (8)	(1,835)
Diluted loss per share	(50,462)	48,627	(4) (5) (6) (8)	(1,835)
Net loss	(252,310)	(8,152)	(4) (5) (6) (8)	(260,462)
Total comprehensive loss	(252,310)	(8,152)	(4) (5) (6) (8)	(260,462)
Total comprehensive loss attributable to:
Equity holders of the Company	(252,310)	(8,152)	(4) (5) (6) (8)	(260,462)
	(252,310)	(8,152)		(260,462)

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Combined Statements of Cash Flows

	Year ended December 31, 2020
	As Filed	Restatement Adjustments		As Restated
	RMB’000	RMB’000		RMB’000
Cash flows from operating activities
Cash used in operations	(63,014)	6,074	(11)	(56,940)
Net cash used in operating activities	(63,014)	6,074	(11)	(56,940)
Cash flows from investing activities
Purchase of property, plant and equipment	—	—		—
Purchase of financial assets at fair value through profit or loss	—	—		—
Net cash flows used in investing activities	—	—		—
Cash flows from financing activities
Interests paid	(189)	189	(11)	—
Payments of lease liabilities	(3,956)	3,956	(11)	—
Contribution from a shareholder	68,700	(10,219)	(11)	58,481
Net cash flows generated from financing activities	64,555	(6,074)	(11)	58,481
Net increase in cash and cash equivalents	1,541	—		1,541
Cash and cash equivalents at the beginning of the year	2,124	—		2,124
Cash and cash equivalents at the end of the year	3,665	—		3,665

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

Combined Statements of Cash Flows

	Year ended December 31, 2021
	As Filed	Restatement		As Restated
	RMB’000	RMB’000		RMB’000
Cash flows from operating activities
Cash used in operations	(250,035)	30,921	(11)	(219,114)
Net cash used in operating activities	(250,035)	30,921	(11)	(219,114)
Cash flows from investing activities
Purchase of property, plant and equipment	(606)	—		(606)
Purchase of financial assets at fair value through profit or loss	(5,000)	—		(5,000)
Net cash flows used in investing activities	(5,606)	—		(5,606)
Cash flows from financing activities
Interests paid	(767)	574	(8) (11)	(193)
Payments of lease liabilities	(6,146)	4,265	(8) (11)	(1,881)
Contribution from a shareholder	267,615	(35,997)	(11)	231,618
Net cash flows generated from financing activities	260,702	(31,158)	(11)	229,544
Net increase in cash and cash equivalents	5,061	(237)		4,824
Cash and cash equivalents at the beginning of the year	3,665	—		3,665
Cash and cash equivalents at the end of the year	8,726	(237)		8,489

In addition, amounts were restated in the following:

•
Note 3. Financial risk management
•
Note 6. Cash and cash equivalents
•
Note 7. Trade receivables
•
Note 8. Prepayments, other receivables and other assets
•
Note 10. Lease
•
Note 11. Financial asset at fair value through profit or loss
•
Note 13. Other payables and accruals
•
Note 14. Combined capital and additional paid in capital
•
Note 15. Revenues
•
Note 16. Other losses, net
•
Note 17. Operating costs by nature

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

•
Note 18. Finance costs
•
Note 19. Taxation
•
Note 20. Loss per share
•
Note 24. Related party transaction”

2.
We note one of the restatement adjustments relates to the revision of your measurement policy for revenue from membership program and full station operation. Please address the following:
•
Tell us and revise to disclose the reason(s) behind each measurement policy change, including why applying the new accounting policy provides reliable and more relevant information.

For the revenue from its membership program (“VIP membership”), the Company respectfully advises the Staff that as disclosed on page F-63 of the Amendment No.1, certain users pay in advance for VIP membership services which provide members with various membership benefits, including a specified number of cash coupons and incremental discounts that may be applied against payments for charging services over the membership period. The Company identifies the following performance obligations from the VIP membership services: each cash coupon and each incremental discount on charging services represent a separate material right. Consideration is allocated to the performance obligations based on their relative standalone selling prices. The payments from VIP customers are deferred and initially recorded as contract liabilities in the combined balance sheets. The Company recognizes revenue from each material right when each cash coupon or incremental discount is redeemed or consumed by the member or when the right is expired. All cash incentives provided to the customer from the usage of cash coupons and incremental discounts are consideration payable to the customer, which is netted against both the online EV charging solutions revenue and membership revenue with the resulting negative revenue from each transaction, if any, being reclassified to marketing expenses.

Previously, each cash coupon and incremental discount were not identified as material rights in accordance with IFRS 15.B39-B40, and the payment from VIP members are recognized on a straight-line basis over the membership period as a reduction to selling and marketing expenses.

For the revenue from its full station operation, the Company further respectfully advises the Staff that as previously disclosed, the Company leases certain EV charging stations from the lessor. For these arrangements, the Company controls and operates the EV charging stations, and has determined that it is the principal in relation to the EV charging service as the Company controls the specified EV charging service before it is transferred to the EV drivers who are the Company’s customers. EV charging fees received/receivable by the Company from these arrangements are recognized as revenue on a gross basis when the EV charging

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

service is rendered to the EV drivers. The electricity provided by the power grid is an input to deliver the Company’s EV charging service specified by the EV drivers, therefore the Company shall account for the power and service promised in the arrangement as a single performance obligation. Accordingly, the total EV charging fees including electricity fees shall be recorded as revenue and the related costs including electricity costs shall be recorded as cost of revenues.

Previously, the electricity provided by the power grid was incorrectly considered as a separate performance obligation where the Company is treated as an agent, and the electricity fees paid/payable to the power grid were incorrectly netted against the full station operation revenue. The Company has since determined that the Company’s EV charging station together with the electricity provided by the power grid forms a single integrated performance obligation under IFRS 15.29(a), over which the Company controls prior to transferring to the EV drivers. Specifically, it contracts with the power grid to direct the use of the power before transferring it to the customer. The Company also obtains the operational rights to the charging station and takes the full responsibility for running the entire operation of the station. Therefore, the Company is fully responsible for fulfilling its promise to the EV drivers, i.e.to incorporate EV charging services and the electricity into a combined output and deliver to the EV drivers. Accordingly, the electricity costs payable to the power grid are an input to the Company’s combined output and shall be recorded as cost of revenues, rather than netted against the full station operation revenue.

As explained in its response to comment 1, the Company respectfully proposes to revise the disclosures under “Note 1. Restatement of Previously Issued Combined Financial Statements” on pages F-46 to F-52 of the Amendment No.1, to disclose the reasons behind these corrections and the amount of these corrections in accordance with IAS 8.

•
Tell us and revise to describe, in sufficient detail, the VIP membership program in Business Overview of Item 4. Information on the Company section of the filing.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures under “Item 4. Information on the Company—B. Business Overview—Sales and Marketing” on page 46 of the Amendment No. 1, to read as follows and with additions shown in underline:

“Sales and Marketing

…

We also seek to expand our mobility connectivity services through a variety of online and offline activities, including marketing and branding activities and promotions targeting end-users and other users of our EV charging network. As an example, we offer a VIP membership program to registered users on Kuaidian. Memberships are offered on a one-month, three-month or twelve-month basis for a fixed

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 10, 2023

non-refundable upfront membership fee. During the validity of the membership, members are able to enjoy benefits including exclusive discount on charging service fees and exclusive membership coupon which are issued on a monthly basis and valid for a 30-day period. As our mobility connectivity services gain greater traction among end-users, these initiatives would also result in more station operators joining our network.”

3.
We note your restated total operating costs for the fiscal year ended December 31, 2020 are lower by approximately RMB 5.4 million than previously disclosed. Please tell us and revise to disclose, in sufficient detail, the reason(s) for each material line item balance change within total operating costs as it is unclear from the current accompanying disclosures.
The Company respectfully advises the Staff that the decrease of its restated total operating costs for the fiscal year ended December 31, 2020 was mainly due to its correction adjustment related to provision of uncollected input VAT receipts, with the amount of RMB6.0 million, which was partially offset by the correction adjustment related to revenue recognition of membership program.
As explained in its response to comment 1, the Company respectfully proposes to revise the disclosures under “Note 1. Restatement of Previously Issued Combined Financial Statements” on pages F-46 to F-52 of the Amendment No.1, to disclose, in sufficient detail, the reasons for each material line item balance change within total operating costs.

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If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,
/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Chan Kam Fuk, Partner, Centurion ZD CPA & Co.